UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-31311

LIN TV CORP.

(Exact name of registrant as specified in its charter)

One West Exchange Street, Suite 5A, Providence, Rhode Island 02903

(401) 454-2880

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

This Form 15 relates to Class A Common Stock, par value $0.01 per share, of LIN TV Corp. (“LIN TV”), no shares of which are currently issued and outstanding.  On July 30, 2013, LIN TV, completed its merger with and into LIN Media LLC, a Delaware limited liability company and wholly owned subsidiary of LIN TV (“LIN LLC”), with LIN LLC as the surviving entity pursuant to the Agreement and Plan of Merger, dated February 12, 2013, by and between LIN TV and LIN LLC.

Pursuant to the requirements of the Securities Exchange Act of 1934, LIN Media LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 23, 2013	By:	/s/ Richard J. Schmaeling
			Name:	Richard J. Schmaeling
			Title:	Senior Vice President, Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.